Mail Stop 6010

                                                January 12, 2006


Paul F. McLaughlin
Chairman and Chief Executive Officer
Rudolph Technologies, Inc.
One Rudolph Road
Flanders, New Jersey 07836

Re:	Rudolph Technologies, Inc.
	Amendment No. 3 to Joint Proxy Statement/Prospectus on Form
S-4
      Filed January 6, 2006
	File No. 333-127371

Dear Mr. McLaughlin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Conditions to obligations of Complete the Merger, page 132

1. We note the disclosure in response to comment 6. We also that your disclosure in response to comment 7 differs from the second paragraph in response 20 in your counsel`s letter to us dated December 29, 2005. Please be aware that events in addition to those that you disclose might require resolicitation.

Exhibits

2. Given your revisions to your tax disclosure, please file updated
Exhibit 8 opinions.

3. We note your response to comment 10. If the agreement contains a material provision, such as the standstill provision, quoting the substance of that provision in your prospectus does not eliminate your obligation to file the agreement as an exhibit. As such, we continue to seek an analysis that demonstrates with sufficient detail how you concluded that the confidentiality agreement entered into between Rudolph and August is immaterial given the circumstances of your transaction.

Exhibit 5.2

4. Please file via EDGAR an unconditional opinion regarding the rights. For example, the opinion should not assume legal conclusions that are a necessary requirement of the ultimate opinion such as the numerous assumptions on pages 2 and 7 of the opinion you provided us.
Also, the opinion should not imply that investors are not entitled to rely on the opinion and should not refer to a Securities Act registration statement on Form S-4 as a registration statement filed under the Exchange Act.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3617 with questions regarding our comments.

            Sincerely,



            Russell Mancuso
            Branch Chief


cc:	David M. Schwartzbaum, Esq. (via fax)
	Thomas R. King, Esq. (via fax)
	Robert K. Ranum, Esq. (via fax)
??

??

??

??

Paul F. McLaughlin
Rudolph Technologies, Inc.
January 12, 2006
Page 3